SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1800 hours June 13th, Perth 0800 hours June 14th 2011

NORTH STOCKYARD FIELD, NORTH DAKOTA

EARL #1-13H (32% WORKING INTEREST)

The work over to drill out the frac plugs on the Earl #1-13H well has been completed, and a tubing string is being run into the hole so that oil and gas production can be effected on a permanent basis. During the last phase of the work over, the well was flowing whilst pressure control equipment was being used to allow tubing to be run in and out of the hole. While this is not an ideal test condition, the well flowed at an average rate of 1033 BOPD with 1.9 mmcfd of gas during this 6 day period. Cumulative oil production for the well to date is 24,680 barrels.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota.

RODNEY #1-14H (32% WORKING INTEREST)

The work over rig that has been operating on the Earl well is expected to be moved to the Rodney #1-14H well to drill out the frac plugs in that well.

The Rodney #1-14H well is located in Township 154N, Range 99W, Section 14 in Williams County, North Dakota.

HAWK SPRINGS PROJECT, WYOMING

DEFENDER US 33 #2-29H (37.5% WORKING INTEREST)

Samson is in the final phases of contracting a drilling rig to be used to drill two wells in the Hawks Springs project. The first of these wells is the Defender US 33 #2-29H.This well will be drilled as a 4,300 foot horizontal in the Niobrara B. The horizontal portion of the well will then be fracture stimulated.

The well will be fully funded by our farminee and Samson will retain a 37.5% equity in the well.

The spud of this well is expected the first week of July.

The Defender US 33 #2-29H well is located in Township 25N, Range 63W, Section 29 in Goshen County, Wyoming.

SPIRIT OF AMERICA US 34 #1-29 (100% WORKING INTEREST)

Following the drilling of the Defender well, a vertical exploration well will be drilled to test multiple targets, in the Permian and Pennsylvanian sections. Samson is currently expecting to fund this well in its entirety. The other partners in the well have indicated that they are unlikely to participate for various strategic reasons, rather than on any technical basis. The formal proposal to participate was issued to our partners last week, and they still have the remainder of the 30 day notice period in which to elect into the well.

The Spirit of America US 34 #1-29 well is located in Township 25N, Range 63W, Section 29 in Goshen County, Wyoming.

At the Pennsylvanian level the prospect is a structural trap, mapped as a fault bounded compressional fold.

Within the 3D seismic survey previously acquired by Samson, there are numerous follow ups to these targets if they prove to be productive.  Both targets are productive elsewhere in the Denver-Julesburg Basin, and Samson therefore considers them attractive add-ons to the Niobrara project. Critical risks are that the 3D seismic data has yet to be tested and also that the reservoir quality in the Permo-Pennsylvanian section is somewhat of an unknown.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.71 per ADS on June 13th , 2011 the company has a current market capitalization of approximately US$268 million.  Correspondingly, based on the ASX closing price of A$0.14 on June 13th , 2011, the company has a current market capitalization of A$274 million.  The options have been valued at their closing price of A$0.12 on June 13th, 2011 and translated to US$ at the current exchange of 1.0598 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.